CONSENT OF JEAN-FRANCOIS ST-ONGE
The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information incorporated by reference in Centerra Gold Inc.’s Registration Statement on Form S-8 (File No. 333-257489) filed with the U.S. Securities and Exchange Commission.

/s/ Jean-Francois St-Onge

Jean-Francois St-Onge
Senior Director, Technical Services
Centerra Gold Inc.

Dated February 23, 2023